                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                (Amendment No. 4)


                          Aspect Medical Systems, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    045235108
                                 (CUSIP Number)


                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045235108

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      One Liberty Fund III, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Citizenship or Place of Organization                                 Delaware
--------------------------------------------------------------------------------
                  5.    Sole Voting Power                               0 shares
Number of Shares  --------------------------------------------------------------
Beneficially      6.    Shared Voting Power                       622,097 shares
Owned by Each     --------------------------------------------------------------
Reporting         7.    Sole Dispositive Power                          0 shares
Person With:      --------------------------------------------------------------
                  8.    Shared Dispositive Power                  622,097 shares
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                      622,097 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)                     3.0%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)                             PN
--------------------------------------------------------------------------------


                               Page 2 of 10 Pages

CUSIP No. 045235108

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      One Liberty Partners III, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization                              Delaware
--------------------------------------------------------------------------------
                  5.    Sole Voting Power                               0 shares
Number of Shares  --------------------------------------------------------------
Beneficially      6.    Shared Voting Power                       622,097 shares
Owned by Each     --------------------------------------------------------------
Reporting         7.    Sole Dispositive Power                          0 shares
Person With:      --------------------------------------------------------------
                  8.    Shared Dispositive Power                  622,097 shares
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                      622,097 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)                     3.0%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)                             PN
--------------------------------------------------------------------------------


                               Page 3 of 10 pages

CUSIP No. 045235108

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Edwin M. Kania, Jr.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
                  5.    Sole Voting Power                      63,418 shares (1)
Number of Shares  --------------------------------------------------------------
Beneficially      6.    Shared Voting Power                   622,097 shares (2)
Owned by Each     --------------------------------------------------------------
Reporting         7.    Sole Dispositive Power                 63,418 shares (1)
Person With:      --------------------------------------------------------------
                  8.    Shared Dispositive Power              622,097 shares (2)
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                    685,515 shares (1),(2)
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)                     3.3%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)                             IN
--------------------------------------------------------------------------------


(1) Consists of 31,814 shares of Common Stock held by Mr. Kania, stock options granted to Mr. Kania to purchase 29,999 shares of Common Stock (within 60 days after December 31, 2004) and 1,605 shares of Common Stock held in an account for the benefit of Mr. Kania's minor children.

(2) Consists of 622,097 shares of Common Stock held by One Liberty Fund III,
L.P.


                               Page 4 of 10 pages

CUSIP No. 045235108

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Stephen J. Ricci.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
                  5.    Sole Voting Power                      24,464 shares (1)
Number of Shares  --------------------------------------------------------------
Beneficially      6.    Shared Voting Power                   622,097 shares (2)
Owned by Each     --------------------------------------------------------------
Reporting         7.    Sole Dispositive Power                 24,464 shares (1)
Person With:      --------------------------------------------------------------
                  8.    Shared Dispositive Power              622,097 shares (2)
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                    646,561 shares (1),(2)
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)                     3.2%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)                             IN
--------------------------------------------------------------------------------


(1) Consists of 24,464 shares of Common Stock held by Mr. Ricci

(2) Consists of 622,097 shares of Common Stock held by One Liberty Fund III,
L.P.



                               Page 5 of 10 pages

CUSIP No. 045235108

Item 1(a)         Name of Issuer:

                  Aspect Medical Systems, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  141 Needham Street
                  Newton, MA  02464

Item 2(a)         Name of Person Filing:

                  One Liberty Fund III, L.P. ("One Liberty Fund"), OneLiberty Partners III, L.P. ("OneLiberty Partners"), Edwin M. Kania, Jr. and Stephen J. Ricci. OneLiberty Partners is the sole general partner of One Liberty Fund. Messrs. Kania and Ricci are general partners of OneLiberty Partners.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  The address of the reporting persons is:

                  c/o Flagship Ventures
                  One Memorial Drive, 7th Floor
                  Cambridge, MA  02142

Item 2(c)         Citizenship:

                  Messrs. Kania and Ricci are United States citizens. One Liberty Fund and OneLiberty Partners are limited partnerships organized under the laws of the State of Delaware.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01 per share.

Item 2(e)         CUSIP Number:

                  045235108

Item 3            Description of Person Filing:

                  Not applicable.

Item 4            Ownership:

                  (a)   Amount Beneficially Owned:

                        One Liberty Fund beneficially owns of record 622,097 shares of Common Stock. One Liberty Partners, the sole general partner of One Liberty Fund, may be deemed to beneficially own these shares as well. In addition, Mr. Kania beneficially owns 63,418 shares of Common Stock, of which 31,814 shares of Common Stock are held by Mr. Kania, 1,605 shares of Common Stock are held in a trust for the benefit of Mr. Kania's minor children and stock options to purchase an additional 29,999 shares of Common Stock. Mr. Ricci beneficially owns 24,464 shares of Common Stock. Each of One Liberty Partners and Messrs. Kania and Ricci disclaims beneficial ownership of the shares


                               Page 6 of 10 pages

CUSIP No. 045235108

                        beneficially held of record by One Liberty Fund, except to the extent of their respective proportionate pecuniary interest therein. Each of One Liberty Fund, One Liberty Partners and Mr. Ricci disclaims beneficial ownership of the shares beneficially held by Mr. Kania, except to the extent of their respective proportionate pecuniary interest therein. Each of One Liberty Fund, One Liberty Partners and Mr. Kania disclaims beneficial ownership of the shares beneficially held by Mr. Ricci, except to the extent of their respective proportionate pecuniary interest therein.

                  (b)   Percent of Class:

                        Each of One Liberty Fund and OneLiberty Partners may be deemed to beneficially own 3.0% of the Common Stock. Mr. Ricci may be deemed to beneficially own 3.2% of the Common Stock. Mr. Kania may be deemed to beneficially own 3.3% of the Common Stock. These percentages are based on the 20,500,000 shares of Common Stock outstanding as of December 31, 2004.

                  (c)   Number of Shares as to which the person has:

                        (i) Sole power to vote or to direct the vote: One Liberty Fund : 0; One Liberty Partners: 0; Mr. Kania:
                        63,418; Mr. Ricci: 24,464

                        (ii) Shared power to vote or to direct the vote: One Liberty Fund : 622,097; One Liberty Partners: 622,097; Mr. Kania: 622,097; Mr. Ricci: 622,097

                        (iii) Sole power to dispose or to direct the disposition of : One Liberty Fund : 0; One Liberty Partners: 0; Mr.
                        Kania: 63,418; Mr. Ricci: 24,464

                        (iv) Shared power to dispose or to direct the disposition of: One Liberty Fund : 622,097; One Liberty
                        Partners: 622,097; Mr. Kania: 622,097; Mr. Ricci:
                        622,097

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.


                               Page 7 of 10 pages

CUSIP No. 045235108

Item 10           Certification:

                  Not applicable.


                               Page 8 of 10 pages

CUSIP No. 045235108


                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



DATED:  February 14, 2005                ONE LIBERTY FUND III, L.P.

                                         By: /s/ Edwin M. Kania Jr. .
                                             -----------------------------------
                                                 One Liberty Partners II, L.P.
                                                 its General Partner

Dated:  February 14, 2005                By: /s/ Edwin M. Kania Jr.
                                             -----------------------------------
                                                 Edwin M. Kania, Jr.
                                                 its General Partner

                                         ONE LIBERTY PARTNERS III, L.P.

Dated:  February 14, 2005                By: /s/ Edwin M. Kania Jr.
                                             -----------------------------------
                                                 Edwin M. Kania, Jr.
                                                 its General Partner

Dated:  February 14, 2005                By: /s/ Edwin M. Kania Jr.
                                             -----------------------------------
                                                 Edwin M. Kania, Jr.

Dated:  February 14, 2005                By: /s/ Stephen J. Ricci
                                             -----------------------------------
                                                 Stephen J. Ricci


                               Page 9 of 10 pages

CUSIP No. 045235108

                                                                       Exhibit I

                                    AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Aspect Medical Systems, Inc.

      EXECUTED as a sealed instrument this 14th day of February, 2005.

                                         ONE LIBERTY FUND III, L.P.

                                         By: /s/ Edwin M. Kania Jr.
                                             -----------------------------------
                                                 One Liberty Partners II, L.P.
                                                 its General Partner

Dated:  February 14, 2005                By: /s/ Edwin M. Kania Jr.
                                             -----------------------------------
                                                 Edwin M. Kania, Jr.
                                                 its General Partner

                                         ONE LIBERTY PARTNERS III, L.P.

Dated:  February 14, 2005                By: /s/ Edwin M. Kania Jr.
                                             -----------------------------------
                                                 Edwin M. Kania, Jr.
                                                 its General Partner

Dated:  February 14, 2005                By: /s/ Edwin M. Kania Jr.
                                             -----------------------------------
                                                 Edwin M. Kania, Jr.

Dated:  February 14, 2005                By: /s/ Stephen J. Ricci
                                             -----------------------------------
                                                 Stephen J. Ricci



                               Page 10 of 10 pages